Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Earnings:
Income from continuing operations before income taxes	$15,799	$42,907	$134,441	$142,971
Add fixed charges (from below)	35,138	40,419	106,310	118,970

	$50,937	$83,326	$240,751	$261,941

Fixed charges:
Interest expense:
Corporate	$32,367	$36,505	$97,884	$106,650
Amortization of deferred financing costs	855	1,585	2,718	5,202
Implicit interest in rental expense	1,916	2,329	5,708	7,118

Fixed charges	$35,138	$40,419	$106,310	$118,970

Ratio (earnings divided by fixed charges)	1.45	2.06	2.26	2.20